SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011, as amended on September 23, 2011, September 27, 2011, October 13, 2011, October 24, 2011, October 27, 2011, November 7, 2011, November 15, 2011 and December 6, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011, September 23, 2011, September 30, 2011, October 5, 2011, October 25, 2011, October 27, 2011, November 10, 2011, November 16, 2011, November 21, 2011, December 5, 2011 and December 16, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 9.	Exhibits

Explanatory Note: The synergies and value estimates reflected in Exhibit (a)(17) are for illustrative purposes only. No agreement has been entered into with Omnicare regarding a merger or acquisition, and there can be no assurance that an agreement will be entered into between the parties. Further, antitrust approval of any acquisition of PharMerica by Omnicare has not been obtained. Exhibit (a)(17) contains information regarding the average of analyst consensus estimates of certain financial items for PharMerica and Omnicare. These analyst estimates are based on projections made by securities analysts who cover PharMerica and Omnicare. Any opinions, forecasts, estimates, projections and predictions regarding PharMerica’s and Omnicare’s performance made by analysts (and therefore, the estimate numbers) are theirs alone and do not represent the opinions, forecasts, estimates, projections or predictions of PharMerica or its management. By providing these estimates PharMerica does not imply its adoption of, endorsement of or concurrence with such information, conclusions or recommendations. PharMerica assumes no liability for the accuracy of such estimates and undertakes no obligation to update or revise such estimates. The source for such estimates is First Call and other similar sources.

Item 9 of the Statement is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(17)	30th Annual J.P. Morgan Healthcare Conference 2012 Investor Presentation, dated January 12, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ THOMAS A. CANERIS
Name:	Thomas A. Caneris
Title:	Senior Vice President, General Counsel, Compliance Officer and Secretary

Dated: January 11, 2012

Exhibit Index

Exhibit No.	Description

(a)(17)	30th Annual J.P. Morgan Healthcare Conference 2012 Investor Presentation, dated January 12, 2012